EXPLANATION OF RESPONSES
(1)
On January 13, 2021, Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (together, the “IVP Coinvestment Funds”) distributed an aggregate of 927,453 shares of Common Stock of the Issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Initial Distribution”). In connection with the Initial Distribution, Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA Coinvestment”), the general partner of each of the IVP Coinvestment Funds, acquired direct ownership of 124,840 shares of Common Stock. On January 13, 2021, IVA Coinvestment distributed 124,840 shares of Common Stock pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA Coinvestment (the “IVA Coinvestment Distribution” and, together with the Initial Distribution, the “Distribution”).  The respective partners of the IVP Coinvestment Funds and IVA Coinvestment did not furnish any consideration in exchange for shares received in connection with the Distribution.

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
(3)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
(5)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.